Caneum, Inc.
3101 W. Coast Highway, Ste 400
Newport Beach, CA 92663
Tel 949-273-4000 Fax 949-273-4001
www.caneum.com

April 7, 2008
Jorge Bonilla
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Caneum, Inc. Form 10-KSB for the year ended 12/31/2006 Filed on 7/3/2007 File No. 000-30874
Dear Mr. Bonilla:
Caneum, Inc. (the “Company”) is in receipt of your letter dated December 3, 2007, in regard to certain comments on the Company’s 2006 annual report on Form 10-KSB, and two prior reports filed on Form 8-K. The Company has reviewed your comments and I am providing you with the following responses:
FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006
Item 6. Management’s Discussion and Analysis or Plan of Operation
Critical Accounting Policies, page 19
1.	We note that your disclosure only includes a description of your accounting policies related to revenue recognition and share-based compensation arrangements. In future filings, please supplement your description of you critical accounting policies with a discussion of the role that these policies and estimates have in understanding your financial condition and operating performance. Provide a comprehensive discussion of your critical accounting policies, including the judgments and uncertainties affecting the application of those policies in the likelihood that materially different amounts would be reported under different conditions or using different but reasonably plausible assumptions. Refer to FR-72.
The Company has confirmed that in future filings it will supplement its description of its critical accounting policies with a discussion of the role that these policies and estimates have in understanding the Company’s financial condition and operating performance. Further, the Company will provide in future filings a comprehensive discussion of its critical accounting policies, including the judgments and uncertainties affecting the application of those policies in the likelihood that materially different amounts would be reported under different conditions or using different but reasonably plausible assumptions.

Jorge Bonilla
Senior Staff Accountant
April 7, 2007

2.	Also, given the materiality of the accounts receivable, goodwill and other intangible assets, please explain to us how you considered FR-72 in determining whether to address the risk of change associated with your estimates or assumptions relating to your impairment policy for these assets.
In connection with the response to the items set forth in your comment letter, the Company is concurrently filing an amendment to the Form 10-KSB for the year ended December 31, 2006. The subsection of the MD&A section titled “Critical Accounting Policies” set forth in the 10-KSB/A-1 has been amended to provide added information as to the materiality of the accounts receivable, goodwill and other intangibles in conformity with F$-72.
Financial Statements and Notes
Note 7- Tier One Transaction, pages 65-66
3.	Please refer to the Form 8-K filed on June 12, 2006 relating to your acquisition of Tier One. We note that the pro-forma financial statements only present the pro forma results. Please revise to show how you combined the historical financial statements of both entities, the amount of each pro forma adjustment, and reference the pro forma adjustments to notes which clearly explain the assumptions involved. Refer to Item 310(d) of Regulation S-B. Also, refer to Article 11 of Regulation S-X for enhanced guidelines for the preparation of pro forma financial information.
The Company has filed an amendment to its report on Form 8-K filed on June 12, 2006, to provide the required pro forma financial information pursuant to Item 310(d) of Regulation S-B.
In response to comment 4 of your letter dated December 3, 2007, to Caneum, Inc. (the “Company”) we are providing you with the following responses:
Note 8-Continuum Transaction, pages 66-68
4.	Please refer to the Form 8-K filed on March 16, 2007 relating to your acquisition of Continuum. We note that you have provided un-audited financial statements for the years ended March 31, 2006 and 2005 and pro-forma financial statements for the nine-months ended September 30, 2006 and 2005. Please address the following comments:
•	Tell us how you considered Item 310(c) of Regulation S-B in determining the audited and un-audited financial statements of Continuum that are required to be filed. Please include your computations based on Item 310(c)(2) and 310(c)(4).

Jorge Bonilla
Senior Staff Accountant
April 7, 2007

•	Please note that since your step acquisition of Continuum represents a single plan to be completed within a twelve month period your acquisition should be aggregated for computation purposes. See Rule 310(c)(1)(ii) of Regulation S-B.

•	Tell us how you considered Item 310(d)(2)(i) of Regulation S-B in determining the periods for which pro forma audited statements of income are required to be filed.
The Company has prepared and herewith files an amendment to its report on Form 8-K filed on March 16, 2007, to provide the audited financial statements of Continuum for its fiscal years ended March 31, 2006 and 2005. Included in the amended Form 8-K filing is the pro forma financial information to include the required information pursuant to Item 310(d) for the nine months ended September 30, 2006, and the year ended December 31, 2005, as well as the pro forma balance sheet as of September 30, 2006.
This letter will confirm that in connection with responding to the above comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me if further information is required.
Sincerely,
/s/ Gary Allhusen

cc:	Suki Mudan, President